November 17, 2020     TSX:  SAM

OTCQB: SHVLF

Starcore Announces Results of Annual General Meeting

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) reports the results of its annual general meeting of shareholders (the “Meeting”) held on November 17, 2020.

Shareholders elected all directors nominated by management, as follows:

Director	Percentage of Votes For
Gary Arca	98.43%
Robert Eadie	98.43%
Jordan Estra	98.38%
Salvador Garcia	99.18%
Tanya Lutzke	98.38%
Federico Villaseñor	99.48%

Shareholders also approved all other matters presented at the Meeting, including the appointment of Davidson & Company LLP, Chartered Professional Accountants, as auditors of Starcore, and amending the articles of the Company to allow meetings of shareholders by telephone or other electronic means.

Subsequent to the Meeting, the Board of Directors appointed, Robert Eadie as Executive Chairman, President and Chief Executive Officer, Gary Arca as Chief Financial Officer, Salvador Garcia as Chief Operating Officer and Cory Kent as Corporate Secretary.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone:  (604) 602-4935 x 230
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.